April 14, 2023

Ms. Elizabeth Bentzinger

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

Re:	DriveWealth ETF Trust

File Nos. 333-268359; 811-23837

Dear Ms. Bentzinger:

DriveWealth ETF Trust (the “Trust”) is filing this correspondence to respond to comments of the staff of the U.S. Securities and Exchange Commission (the “SEC”) that were received by telephone on April 12, 2023. The comments relate to the prospectus and the statement of additional information (“SAI”) of DriveWealth ICE 100 Index ETF (the “Fund”), a series of the Trust, which are included in Pre-Effective Amendment No. 1 to the Trust’s registration statement filed with the SEC on March 23, 2023 (the “Registration Statement”). The disclosure revisions noted below will be included in the definitive prospectus and SAI of the Fund that will be filed pursuant to Rule 497 under the Securities Act of 1933.

For your convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as given in the Registration Statement.

Prospectus

Summary Prospectus

Comment 1: Please summarize why the Index ranks 200 ETFs but includes only 100 ETFs as constituents of the Index.

Response 1: The disclosure has been revised in response to the comment.

Comment 2: Please disclose in Item 4(a) and in Item 9 whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is concentrated.

Response 2: Disclosure will be added to state that the Index is not currently concentrated.

Comment 3: Please revise the disclosure in the risk factor entitled “Equity Securities Risk” to remove references to preferred stocks and debt securities, which are not issued by exchange-traded funds.

Response 3: The disclosure has been revised in response to the comment.

Comment 4: Please add the language appearing in bold to the disclosure in the sub-risk factor entitled “Premium/Discount Risk”: “In such market conditions, bid-ask spreads may widen and market or stop loss orders to sell Fund shares may be executed at prices well below NAV.”

Response 4: The disclosure has been revised in response to the comment.

Comment 5: Please change the order of the first and second sentences in the risk factor entitled “Management Risk” and make any necessary conforming changes.

Response 5: The disclosure has been revised in response to the comment.

Statement of Additional Information

Comment 6: A fund and its adviser may not ignore the investments of affiliated or unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policy. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 6: Disclosure will be added to state that the Fund will consider the investments of underlying investment companies that have a policy to concentrate in an industry or group of industries to the extent necessary to determine compliance with its concentration policy.

Comment 7: In the discussion of “concentration” following the list of the Fund’s investment policies, please revise “the SEC Staff [emphasis added] has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal business activities in the same industry constitutes concentration” to state instead “the SEC [emphasis added] has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal business activities in the same industry constitutes concentration.”

Response 7: The disclosure has been revised in response to the comment.

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Should you have any questions regarding this letter, please contact me at (617) 951-9168.

Sincerely,

/s/ Julia M. Williams
Julia M. Williams

cc:	Keri E. Riemer, Esq., K&L Gates LLP

Richard F. Kerr, Esq, K&L Gates LLP

Christopher Quinn, DriveWealth ETF Trust

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